Exhibit 99.7

Tombstone Exploration Corporation Initiates 2010 Drill Program

PHOENIX, AZ--(Marketwire - 04/20/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News) announced today that the Company initiated its drilling program during the week of April 12th. Two targets have been drilled to date and both have intersected mineralized zones.

Tombstone is utilizing a portable x-ray diffraction (XRF) machine to get on-site reading of metal levels in the drill cuttings. These results help the exploration team manage the drilling program. Tombstone's property is underlain by Uncle Sam porphyry and units of the Bisbee Group. Mineralized fissures strike consistently northeast, and many of the fissures exhibit consistent orientation for hundreds of feet along strike. Many fissures have parallel orientations, forming fissure sets.

The main mines in this area occur along these northeast-striking fissures. The State of Maine mine occurs in fissures that cut both Bisbee sediments and Uncle Sam porphyry. These structural mineralized fissures are the primary focus of the current exploration program.

Steven J. Radvak, P.E., Vice President of Exploration of Tombstone, commented, "This drilling program has already intercepted two distinct mineralized zones and is targeting additional zones as well. Results to date are positive and indicate that these zones will warrant additional drilling. XRF results for silver are encouraging and we expect to see corresponding results for gold."

Alan Brown, CEO of Tombstone, commented, "The 2010 Drill Program is well on its way to meeting our expectations that mineable silver, gold, copper and other minerals will come from the assay results of this year's drill program."

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.